SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                SCHEDULE 13D
                               (Rule 13d-101)

               INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                RULE 13d-2(a)

                            (Amendment No. 17)1

                           CAPSULE COMMUNICATIONS, INC.
                       (formerly known as US WATS, INC.)
                             (Name of Issuer)


                    COMMON STOCK -- PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)


                                90337P10
                                --------
                             (CUSIP Number)

                              Walt Anderson
            1023 31st Street, N.W., 4th Floor, Washington, D.C. 20007
                               202-467-1189
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                              November 2, 2000
         (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

   Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                            (Page 1 of 10 Pages)

------------------
   1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D/A

----------------------                               ------------------------
CUSIP No.  90337P10                                  Page 2 of 10
----------------------                               ------------------------
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1.  NAME OF REPORTING PERSON:  Gold & Appel Transfer, S.A.(1)
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [x]
                                                              (b)   [ ]
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3.  SEC USE ONLY
-----------------------------------------------------------------------------
4.  SOURCE OF FUNDS                              OO
------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                            [ ]
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6.  CITIZENSHIP OR PLACE OF ORGANIZATION         British Virgin Islands
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NUMBER OF               7.     SOLE VOTING POWER                14,461,301
SHARES                 -------------------------------------------------------
BENEFICIALLY            8.     SHARED VOTING POWER                       0
OWNED BY               -----------------------------------------------------
EACH                    9.     SOLE DISPOSITIVE POWER           14,461,301
REPORTING              -------------------------------------------------------
PERSON WITH:           10.    SHARED DISPOSITIVE POWER                   0
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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 14,461,301
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)           64.42%(1)
------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON                     CO
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

                                  SCHEDULE 13D/A

-----------------------------                     ----------------------------
CUSIP No.   90337P10                              Page 3 of 10
-----------------------------                     ----------------------------
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1.  NAME OF REPORTING PERSON: Foundation for the International Non-
    Governmental Development of Space (1)
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 51-0377880
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [x]
                                                                 (b) [ ]
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3.  SEC USE ONLY
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4.  SOURCE OF FUNDS                     OO
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5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                               [ ]

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6.  CITIZENSHIP OR PLACE OF ORGANIZATION        Delaware
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NUMBER OF               7.     SOLE VOTING POWER                2,186,433
SHARES                 -------------------------------------------------------
BENEFICIALLY            8.     SHARED VOTING POWER                       0
OWNED BY               -----------------------------------------------------
EACH                    9.     SOLE DISPOSITIVE POWER           2,186,433
REPORTING              -------------------------------------------------------
PERSON WITH:           10.    SHARED DISPOSITIVE POWER                   0
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  2,186,433
------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                           [ ]
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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)         9.74%(2)
------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON                   CO
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
                               SCHEDULE 13D/A
------------------------                             -------------------------
CUSIP No.  90337P10                                  Page 4 of 10
------------------------                             -------------------------
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1.  NAME OF REPORTING PERSON:  Walt Anderson(1)
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  [x]
                                                           (b)  [ ]
------------------------------------------------------------------------------
3.  SEC USE ONLY
-----------------------------------------------------------------------------
4.  SOURCE OF FUNDS                          OO
-----------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                        [   ]
-----------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION      United States of America
------------------------------------------------------------------------------
NUMBER                     7.    SOLE VOTING POWER                14,461,301
OF SHARES                 ----------------------------------------------------
BENEFICIALLY               8.    SHARED VOTING POWER               2,186,433
OWNED BY                  ----------------------------------------------------
EACH                       9.    SOLE DISPOSITIVE POWER           14,461,301
REPORTING                 ----------------------------------------------------
PERSON WITH               10.   SHARED DISPOSITIVE POWER           2,186,433
------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 14,461,301
------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [x]
------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)           64.42%(2)(3)
------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON                       IN
------------------------------------------------------------------------------

(1) This Amendment No. 17 ("Amendment No. 17") to Schedule 13D is filed by Gold & Appel Transfer, S.A., a British Virgin Islands corporation ("Gold & Appel"), Foundation for the International Non-Governmental Development of Space, a Delaware corporation ("FINDS"), and Walt Anderson, a natural person and a U.S. citizen ("Mr. Anderson"), as joint filers, with respect to the common stock, par value $.001 per share (the "Common Shares"), of Capsule Communications, Inc., a Delaware corporation (the "Issuer")(f/k/a US Wats, Inc.). This Schedule 13D amends and/or supplements, as indicated: (A) the
Schedule 13D filed by Gold & Appel and Mr. Anderson as joint filers on December 5, 1997 (the "Gold & Appel Statement"), as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15 and Amendment No. 16 thereto filed by Gold & Appel and Mr. Anderson as joint filers on December 17, 1997, January 6, 1998, February 25, 1998, March 17, 1998, March 30, 1998, April 6, 1998, April 10, 1998, April
21, 1998, October 23, 1998, March 26, 1999, June 24, 1999, July 28, 1999,
August 17, 1999, September 30, 1999, June 7, 2000 and August 8, 2000,
respectively; and (B) the Schedule 13D previously filed by FINDS with the Securities and Exchange Commission (the "SEC") on June 1, 1999 (the "FINDS Statement"), as amended by Amendment No. 1 thereto filed with the SEC on June 7, 2000.

(2) Percentage based on the number of outstanding Common Shares issued and outstanding on November 14, 2000, as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 14, 2000.

(3) Excludes all Common Shares owned of record by FINDS, as to which Mr. Anderson disclaims beneficial ownership.

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ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
          WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is amended as follows:

     On November 2, 2000, the Issuer, Startec Global Communications Corporation, a Delaware corporation ("Startec"), Stars Acquisition Corp. ("Stars"), a Delaware corporation, Gold & Appel and FINDS entered into an Agreement and Plan of Reorganization (the "Merger Agreement"), a copy of which was filed with the SEC on November 13, 2000 as Exhibit 2.1 to the Current Report on Form 8-K of Startec. Pursuant to the Merger Agreement, Stars will merge with and into the Issuer, which will become a wholly owned subsidiary of Startec, and each outstanding Common Share will be converted into shares of the common stock of Startec, as provided in the Merger Agreement (the "Merger").

     In connection with the Merger Agreement, Startec, Stars, Mr. Anderson and Gold & Appel entered into a Voting Agreement (the "Gold & Appel Voting Agreement"), a copy of which was filed with the SEC on November 13, 2000 as
Exhibit 99.1 to Current Report on Form 8-K of Startec, pursuant to which, among other things, Gold & Appel has agreed to vote its Common Shares and any Common Shares subsequently acquired by it so as to facilitate the consummation of the Merger.

     Also in connection with the Merger Agreement, Startec, Stars, Mr. Anderson and FINDS entered into a Voting Agreement, a copy of which was filed with the SEC on November 13, 2000 as Exhibit 99.2 to Current Report on Form 8-K of Startec, pursuant to which, among other things, FINDS has agreed to vote its Common Shares and any Common Shares subsequently acquired by it so as to facilitate the consummation of the Merger.

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     Also in connection with the Merger Agreement, the Issuer, Mr. Anderson,
Gold & Appel and FINDS entered into a Termination Agreement, a copy of which is filed herewith as Exhibit 7.5 (the "Termination Agreement"). The Termination Agreement terminated the Investment Agreement dated as of May 19, 2000, among the Issuer, Gold & Appel and FINDS, a copy of which was filed with the SEC as Exhibit 7.2 to Amendment No. 15 to the Gold & Appel Statement, as amended pursuant to Amendment No. 1 thereto dated as of June 30, 2000, a copy of which was filed with the SEC as Exhibit 7.2 to Amendment No. 16 to the Gold & Appel Statement.

     On August 7, 2000, Revision LLC, a Delaware limited liability company ("Revision"), Mr. Anderson and Gold & Appel (each, a "Borrower" and collectively, the "Borrowers") borrowed the aggregate principal sum of $13,000,000 from Donald A. Burns ("Mr. Burns"), which borrowing was evidenced by a Promissory Note of even date (the "Note"), a copy of which was filed as
Exhibit 7.2 to Amendment No. 20 to Schedule 13D of Revision and Mr. Anderson relating to their ownership interests in Covista Communications, Inc. ("Covista") (f/k/a Total Tel USA Communications, Inc.) as filed with the SEC on August 8, 2000 ("Covista Amendment No. 20"), and secured by a Stock Pledge Agreement of even date, executed by the Borrowers and FINDS, as "Pledgors," and Mr. Burns, as "Pledgee" (the "Stock Pledge Agreement"), a copy of which was filed with the SEC as Exhibit 7.3 to the Covista Amendment No. 20. Pursuant to the Stock Pledge Agreement, the Pledgors granted to Mr. Burns a lien upon and security interest in 2,454,661 shares of the common stock of Covista owned of record and beneficially by one or more of them (the "Pledged Covista Shares").

     On October 20, 2000, the Stock Pledge Agreement was amended pursuant to an Amended and Restated Stock Pledge Agreement by and among Gold & Appel, Revision, FINDS, Mr. Anderson and Mr. Burns (the "Amended Stock Pledge Agreement"), a copy of which was filed as Exhibit 7.2 to Amendment No. 21 to the Schedule 13D of Revision and Mr. Anderson relating to their ownership interests in Covista as filed with the SEC on November 15, 2000. Pursuant to the Amended Stock Pledge Agreement, certain terms of the original Stock Pledge Agreement were amended and collateral consisting of 5,671,300 Common Shares owned by Gold & Appel were pledged as additional collateral (the "Pledged Capsule Shares") (the Pledged Covista Shares and the Pledged Capsule Shares herein sometimes collectively the "Pledged Shares")(as defined in the Amended Stock Pledge Agreement).

     Pursuant to the Amended Stock Pledge Agreement, the Pledgors have granted to Mr. Burns a lien upon and security interest in the Pledged Shares and certain other rights relative to such Pledged Shares, as more specifically described in the Amended Stock Pledge Agreement. In brief, the Amended Stock Pledge Agreement provides that the Pledgors retain all voting power with respect to the Pledged Shares unless and until an Event of Default (as defined in the Amended Stock Pledge Agreement)occurs. According to the terms of the Amended Stock Pledge Agreement, an Event of Default will occur if, among other things, (a) the Borrowers fail to make any payment of principal or interest on the Note when due in accordance with the terms of the Note or fail to make any other payment under the Note or the Amended Stock Pledge Agreement within three business days after any such other amount becomes due; or (b) the Borrowers fail to perform or observe any covenant or other agreement contained in the Note or the Amended Stock Pledge Agreement.

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     In the event that an Event of Default occurs and is continuing, among other things, (a) no Pledgor may exercise any voting or other consensual rights with respect to the Pledged Shares without the prior written consent of the Pledgee; (b) the right, if any, of any Pledgor to receive cash dividends in respect of the Pledged Shares shall cease and all such dividends shall be payable directly to the Pledgee; and (c) if the Pledgee has notified the Pledgors that it elects to exercise the Pledgee's right to exercise voting and other consensual rights with respect to the Pledged Shares, all rights of Pledgor to exercise such rights shall cease and shall become immediately vested in the Pledgor, as more specifically described in the Amended Stock Pledge Agreement.

     Pursuant to the Amended Stock Pledge Agreement, the Pledgors have agreed to register the Pledged Capsule Shares for resale under the Securities Act of 1933, as amended, if the Agreement terminates without the Merger having occurred.

     Pursuant to the Amended Stock Pledge Agreement, the Pledgee has agreed to be bound by the transfer limitations and voting requirements imposed upon Gold & Appel pursuant to the Gold & Appel Voting Agreement.

     In addition to the arrangements described above, Revision, FINDS and Mr. Anderson reserve the right, from time to time, to enter into customary margin loan arrangements under which the Common Shares may be pledged as collateral.

     Other than as described above, neither Gold & Appel, FINDS nor Mr. Anderson has any agreement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer of any of the Common Shares beneficially owned by Gold & Appel, FINDS or Mr. Anderson, finder's fees, joint ventures, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

          7.1 Joint Filing Agreement with respect to the joint filing of this Amendment No. 17 to Schedule 13D.

          7.2 Agreement and Plan of Reorganization dated as of November 2, 2000 by and among Startec Global Communications Corporation, Stars Acquisition Corp., Capsule Communications, Inc., Gold & Appel Transfer, S.A. and Foundation for the International Non-Governmental Development of Space (Incorporated by reference to Exhibit 2.1 to Current Report on Form 8-K of Startec Global Communications Corporation filed with the SEC on November 13, 2000.)

          7.3 Voting Agreement dated as of November 2, 2000 between Startec Global Communications Corporation, Stars Acquisition Corp., Walt Anderson and Gold & Appel Transfer, S.A. (Incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K of Startec Global Communications Corporation filed with the SEC on November 13, 2000.)

          7.4 Voting Agreement dated as of November 2, 2000 between Startec Global Communications Corporation, Stars Acquisition Corp., Walt Anderson and Foundation for the International Non-Governmental Development of Space. (Incorporated by reference to Exhibit 99.2 to Current Report on Form 8-K of Startec Global Communications Corporation filed with the SEC on November 13, 2000.)
                                Page 8 of 10
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
          7.5 Termination Agreement, dated as of November 2, 2000, by and among Capsule Communications, Inc., Walt Anderson, Gold & Appel Transfer, S.A. and Foundation for the International Non-Governmental Development of Space.

          7.6 Promissory Note, dated as of August 7, 2000, in the original principal amount of $13,000,000 made by Gold & Appel Transfer, S.A., Revision LLC and Walter C. Anderson in favor of Donald A. Burns. (Incorporated by reference to Exhibit 7.2 to Amendment No. 20 to the Schedule 13D of Revision LLC and Walt Anderson relating to their ownership interests in Covista Communications, Inc. (f/k/a Total Tel USA Communications, Inc.) filed with the SEC on August 8, 2000.)

          7.7 Amended and Restated Stock Pledge Agreement dated as of October 20, 2000 by and among Gold & Appel Transfer, S.A., Revision LLC, Foundation for the International Non-Governmental Development of Space, Walter
C. Anderson and Donald A. Burns. (Incorporated by reference to Exhibit 7.2 to Amendment No. 21 to the Schedule 13D of Revision LLC and Walt Anderson relating to their ownership interests in Covista Communications, Inc. (f/k/a Total Tel USA Communications, Inc.) filed with the SEC on November 16, 2000.)

                       Page 9 of 10 Pages
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

                                 SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 17 to Schedule 13D is true, complete and correct.

Date:     November 15, 2000

                                   Gold & Appel Transfer, S.A.,
                                   a British Virgin Islands corporation


                                   By: /s/ Walt Anderson
                                      -----------------------------------
                                        Walt Anderson, Attorney-in-Fact



                                   Foundation for the Independent Non-
                                   Governmental Development of Space,
                                   a Delaware corporation


                                   By: /s/ Walt Anderson
                                      -----------------------------------
                                        Walt Anderson, President




                                   Walt Anderson, Individually


                                   /s/ Walt Anderson
                                    -----------------------------------
                                    Walt Anderson

                           Page 10 of 10 Pages